PRESS RELEASE

Klondex Releases Fire Creek Drill Program Results

Highlights:

•	157.8 g/t (4.6 opt) Au over 3.55 m (11.4 ft) - FCU-0199 – Karen Vein
•	85.7 g/t (2.5 opt) Au over 4.68 m (15.0 ft) – FCU-0209 – Karen Vein
•	1,474.6 g/t (43.0 opt) Au over 0.62 m (2.0 ft) - FCU-0043 – Joyce Vein
•	367.6 g/t (10.7 opt) Au over 1.87 m (6.0 ft) – FCU-0086 – Joyce Vein
•	1,404.6/t (41.1 opt) Au over 0.53 m (1.7 ft) - FCU-0011 – Vonnie Vein
•	174.9 g/t (5.1 opt) Au over 1.00 m (3.2 ft) - FCU-0160 – Hui Wu Vein

Vancouver, BC – October 8, 2014 – Klondex Mines Ltd. (KDX:TSX; KLNDF:OTCQX) (“Klondex” or the “Company”) today provides an update on recent underground infill and exploration drilling from its Fire Creek gold project near Elko, Nevada. An updated mineral resource estimate for Fire Creek, which includes these drill results, is expected to be released in 4Q2014.

In all, 124 infill and exploration core holes have been drilled since February 1, 2014 for a total of 12,490 meters (40,976 ft) (see TABLE 1). The core holes were drilled from multiple drill platforms and from various locations in existing mineral headings (See FIGURE 1). Drilling from the existing headings provided opportunities to define the veins in areas that were previously inaccessible to drilling. The objective of the infill drill program (<100 ft drill spacing) is to convert the inferred mineral resource to the measured and indicated category.

The increased confidence of the strike length and up/down dip projections in our model will allow Klondex to develop more accurate short and long term mine plans. The known limits of the veins’ projected dip and strike length remain open and are constrained only by drilling.

Main Zone
Vonnie Vein:

  Infill drilling increased confidence of 930’ of strike length and 375’ of dip extent.

Joyce Vein:

  Infill drilling increased confidence of 900’ of strike length and 575’ of dip extent.

West Zone
Hui Wu Vein:

  Infill drilling increased confidence of 600’ of strike length and 300’ of dip extent.

Karen Vein:

  Infill drilling increased confidence of 600’ of strike length and 275’ of dip extent.

Honeyrunner:

  The defined strike length of the Honeyrunner is approximately 472 m (1,550 ft), and 160 m (525 ft) of known vertical dip extent (see press release dated September 15, 2014).

Brent Kristof, Chief Operating Operator of Klondex, commented, “We are encouraged by these high grade drill intercepts and the results of additional infill and exploration drilling at Fire Creek. All vein structures remain open along strike and up and down dip. Given this, Klondex continues to look to expand the life of the Fire Creek Project through its drilling programs.

“We intend to continue delineating the veins and increasing the quality of the mineral resource. We are excited to update our technical report later this year. The new mineral resource will add more data from the West Zone, including the Karen, Hui Wu and Honeyrunner, as well as the new drilling on Joyce and Vonnie.”

Suite 304, 595 Howe Street, Vancouver, BC, V6C 2T5 | Telephone +1 604.662.3902	www.klondexmines.com

PRESS RELEASE

Assays were performed by ALS Chemex of Elko, Nevada and American Assay Laboratories (AAL) of Reno, Nevada (both independent laboratories), as directed under the supervision of Klondex staff.

About Klondex Mines Ltd. (www.klondexmines.com)
Klondex is focused on the exploration, development and production of its two high quality gold and silver projects in the mining-friendly jurisdiction of north central Nevada. The 1200 tpd milling facility is processing mineralized materials from the Midas Mine and the Fire Creek Project. Midas is fully-permitted and has been in operations since 1998. Fire Creek is located ~100 miles south of Midas and is operating an ongoing bulk sampling program that began in 2013. All major infrastructure is in place at Fire Creek.

For More Information
Klondex Mines Ltd.
Paul Huet
President & CEO
775-284-5757
investors@klondexmines.com

Alison Dwoskin
Manager, Investor Relations
647-233-4348
adwoskin@klondexmines.com

Qualified Person
Mark Odell of Practical Mining LLC is the Independent Qualified Person (Nevada PE 13708 and SME 2402150), who has reviewed and approved the contents of this press release for the purposes of National Instrument 43-101.

Cautionary Note Regarding Technical Information and Forward-looking Information
A production decision at the Fire Creek Project has not been made by Klondex, as it is still in the bulk sampling phase. Although a production decision at the Fire Creek Project has not been made, the mineralized material extracted from the Fire Creek Project under the bulk sample permit is processed through the Midas mill.

A production decision at the Midas Mine was made by previous operators of the mine, prior to the completion of the acquisition of the Midas mine by Klondex and Klondex made a decision to continue production subsequent to the acquisition. This decision by Klondex to continue production and, to the knowledge of Klondex, the prior production decision were not based on a feasibility study of mineral reserves demonstrating economic and technical viability prepared in accordance with NI 43-101. Readers are cautioned that there is increased uncertainty and higher risk of economic and technical failure associated with such production decisions.

Suite 304, 595 Howe Street, Vancouver, BC, V6C 2T5 | Telephone +1 604.662.3902	www.klondexmines.com

PRESS RELEASE

This news release contains certain information that may constitute forward-looking information under applicable Canadian securities legislation, including but not limited to information about the timing, extent and success of infill exploration drilling activities, the timing and completion of an updated mineral resource estimate at the Fire Creek Project and the possible upgrading of mineral resources at the Fire Creek Project. This forward-looking information entails various risks and uncertainties that are based on current expectations, and actual results may differ materially from those contained in such information. These uncertainties and risks include, but are not limited to, the strength of the global economy; the price of gold; operational, funding and liquidity risks; the degree to which mineral resource estimates are reflective of actual mineral resources; the degree to which factors which would make a mineral deposit commercially viable are present; the risks and hazards associated with underground operations; and the ability of Klondex to fund its substantial capital requirements and operations. Risks and uncertainties about the Company’s business are more fully discussed in the Company’s disclosure materials filed with the securities regulatory authorities in Canada and available at www.sedar.com. Readers are urged to read these materials. Klondex assumes no obligation to update any forward-looking information or to update the reasons why actual results could differ from such information unless required by law.

Suite 304, 595 Howe Street, Vancouver, BC, V6C 2T5 | Telephone +1 604.662.3902	www.klondexmines.com